1526 Texas Ave Bonham, TX 75418 USA

Employment Agreement

THIS EMPLOYMENT AGREEMENT ("Agreement") is executed this 26th day of June, 2025, by and between KELSO TECHNOLOGIES INC. (hereinafter the "Company") and Amanda Smith  (hereinafter the "Employee").

WHEREAS, the Company desires to employ the Employee under certain terms and conditions, and the Employee desires to be employed by the Company on the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Employee agree as follows:

1. The Company hereby employs the Employee, and the Employee hereby accepts employment with the Company as an "at will" employee upon the terms and conditions hereinafter set forth.  This Agreement shall have no term and therefore either the Employee or the Company can terminate the employment relationship at any time, for any reason or no reason, with or without cause.  The Employee shall give at least two (2) weeks' written notice prior to termination of employment.

If the Employee is terminated by the Company without cause, the Company shall give the Employee no less than two (2) weeks' written notice of such termination.  The Company's obligation to the Employee shall be the provision of any payments or benefits which have been earned but have not been provided through the date of termination and, contingent upon the Employee's continued compliance with this Agreement and the execution of a Severance and Release agreement prepared by the Company, in consideration for which the Company shall provide as severance to the Employee an amount equal to 6 months  base salary, less withholdings, paid in accordance with the customary payroll practices of the Company.

In the event the Company terminates the Agreement due to any form of re-organization, change of control, amalgamation or takeover bid, the Company will pay to Employee an amount equal to 6 months base salary at that time.  In the event that there is any form of re-organization, change of control, amalgamation or takeover bid of the Company and Employee elects to terminate the agreement, the Company will pay a termination payment to the Employee of an amount equal to 6  months of the base salary at that time; plus the bonus, if any, paid or payable to the Employee for the fiscal year ended immediately prior to the effective date of termination.

In accordance with the terms of the Company's Stock Option Plan and RSU Plan, if Employee's employment is terminated without cause:  all vested options are exercisable for a period of ninety days after termination; unvested options are immediately cancelled; all outstanding restricted share units ("RSUs") granted shall continue to vest in accordance with the terms of the restricted share unit grant agreement (the "RSU Agreement"); and the payout date in connection shall continue as set out in the RSU Agreement. If the Employee elects to voluntarily terminate employment: all vested options are exercisable for a period of ninety days after termination; unvested options are immediately cancelled; all vested RSUs will continue under the terms of the restricted share grant agreement; and all unvested RSUs will be canceled. If the Employee's employment is terminated  due to a change of control: all unvested options would be immediately vested; all vested options would be exercisable for a period of ninety days after termination; all outstanding restricted share units (RSUs) granted shall continue to vest in accordance with the terms of the restricted share unit grant agreement (the "RSU Agreement"); and the payout date shall continue as set out in the RSU Agreement. The Company will pay any amounts due and owing to Employee at the end of the quarter following the Employee's termination.

If the Employee is terminated for "cause", as such term is hereafter defined, the Company's sole obligation to the Employee shall be the provision of any payments or benefits pursuant to this Agreement, which have been earned but have not been provided through the date of termination.

For purposes of this Agreement, "cause" shall include (1) conviction of any felony or a pleading of nolo contendere to any felony charge; (2) committing any acts of negligence, dishonesty, fraud, misappropriation, or embezzlement; (3) violation of any fiduciary obligation to the Company; (4) knowingly violating any lawful delegation, policy or directive of the Company or the provisions of any court order; (5) committing or being involved in any activity that injures the reputation of the Company, as solely determined by the Company, which would make Employee's continued employment prejudicial to the interests of the Company; or (6) a breach by the Employee of this Agreement or failure to perform the duties of the Employee, which breach or failure to perform remains uncured for more than ten (10) days after receipt of notice from the Company.

2. The Employee shall devote the Employee's full working time, ability, and attention exclusively to the business of the Company and shall not, directly or indirectly, render any services of a business, commercial, or professional nature to any other person, entity, or organization whether for compensation or otherwise, without the prior knowledge and written consent of the Company.

www.kelsotech.com	TSX: KLS

3. The Employee shall be employed as Chief Operating Officer, or such other position with the Company as the Company may assign.  The Employee shall perform such services and duties for the Company as are usually and customarily required of a person holding this position.  In addition to the services and duties required of the assigned position, the Employee may from time to time be assigned by the Company to perform other reasonable duties and services related to the business operations of the Company.  The position description is attached as Exhibit A.

4. The Employee shall promptly obey, comply with and be subject to all rules, regulations and orders that may from time to time be issued by the Company and that are in keeping with the Employee's position with the Company and such rules, regulations and orders shall have the same force and effect as though they were written into this Agreement at this time.

5. As compensation for services rendered under this Agreement, the Employee shall be entitled to receive the following:

a) The Company shall pay to the Employee a base annual salary of $240,000.00, which salary shall be paid in approximately equal installments paid out over such time and in accordance with the customary payroll practices of the Company.

b) The Employee shall be entitled to a performance bonus as determined by the Board of Directors of the Company, paid after the end of the preceding fiscal year-end.  The performance bonus will be paid no later than May 15 following the applicable December 31 year-end; and paid out in accordance with the customary payroll practices of the Company. Management Bonus: For FY2025, the Executive shall be entitled to a bonus calculated as follows: one-third of an annual 10% management performance bonus paid after the end of the preceding fiscal year end. The bonus will be calculated based on the Company's Annual earnings before non-cash items (e.g.: stock-based compensation, deferred taxes, depreciation & amortization and unrealized foreign exchange) and income taxes as determined by the auditor of the Company. If applicable, the bonus will be payable in US dollars no later than May 15 following the applicable December 31 year end.

c) The Executive may be eligible to receive a performance-based bonus calculated based on the achievement of key performance indicators as established by the Compensation Committee of the Board from time to time. Payment of the performance bonus shall be subject to the Executive being actively employed on the date the bonus is payable, and "actively employed" shall mean the Executive is actively performing the Services to the Company and excludes any period of notice of termination, pay in lieu of termination notice, whether under statute, the common law or otherwise.

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d) The Employee is eligible to receive incentive stock options and/or Restricted Share Units (RSUs) as granted by the Company's Board of Directors, subject to prior approval from the stock exchange or other necessary regulatory bodies.

e) The Company shall deduct from all payments made to the Employee under this Agreement any federal, state or local withholding or other taxes or charges that the Company is required to deduct under applicable law.  The Company shall have the right to rely upon a written opinion of counsel if any questions arise as to any such deductions.

f) The Employee shall be entitled to any vacation leave, holidays, sick leave, or any other form of leave which may be extended from time to time to similarly situated employees of the Company.

6. The Company shall promptly pay, upon submission of appropriate vouchers and supporting documentation, all pre-approved expenses of the Employee incurred in connection with the rendering of services to or on behalf of the Company as an employee pursuant to this Agreement in accordance with the Company's usual and ordinary practices, provided that such expenses are reasonable and necessary business expenses of the Company.

7. The Company shall from time to time provide confidential and proprietary information required for the Employee to perform his or her duties as an Employee.  The Employee agrees and acknowledges that the Employee's position with the Company is one of the highest trust and confidence both by reason of the Employee's position and by reason of the Employee's access to and contact with the trade secrets and confidential and proprietary business information of the Company.  Both during the Employee's employment by the Company and thereafter, the Employee covenants and agrees to honor and be bound by the Confidentiality and Inventions, Non-Disclosure, Non-Solicitation, and Non-Competition Agreement attached hereto as Exhibit B and incorporated herein by reference.

8. The covenants set forth in Section 6 of this Agreement shall continue to be binding upon the Employee, notwithstanding the termination of the Employee's "at-will" employment relationship with the Company for any reason whatsoever or no reason at all.  Such covenants shall be deemed and construed as separate agreements independent of any other provisions of this Agreement and any other agreement between the Company and the Employee.  The existence of any claim or cause of action by the Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any or all such covenants.

www.kelsotech.com	TSX: KLS

9. Both during and after the Employee's employment, the Employee, or anyone on the Employee's behalf, agrees not to make statements about the Company, directly or indirectly, orally or in writing, including through the use of any form of social media, that are defamatory and maliciously untrue, such that they are made with knowledge of the falsity or with reckless disregard for the truth or falsity of the statement, to any individual, agency, organization, company, corporation or other entity, including but not limited to representatives of the media and prospective employers.

10. Any notices to be given hereunder by either party to the other may be accomplished by email, personal delivery in writing or by mail, registered or certified, postage prepaid, with return receipt requested.  Mailed notices shall be addressed as follows:

 a.           If to the Company:

 Kelso Technologies Inc.

 1526 Texas Avenue,

Bonham TX 75418

 Email: busch@kelsotech.com

 b. If to the Employee:

_______________________

_______________________

_______________________

Email:__________________

Either party may change its address for notice by giving notice in accordance with the terms of this Section.

11. THE EMPLOYEE SHALL FOREVER PROTECT, SAVE AND HOLD THE COMPANY HARMLESS AND INDEMNIFY THE COMPANY AND ITS SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES, SUCCESSORS, AND SUCCESSORS AND ASSIGNS FROM AND AGAINST ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSSES, COSTS, DAMAGES, SUITS, JUDGMENTS, PENALTIES, EXPENSES AND LIABILITIES OF ANY KIND OR NATURE WHATSOEVER, INCLUDING, WITHOUT LIMITATION, ANY AND ALL COSTS OF COURT AND REASONABLE ATTORNEYS' FEES, TO WHICH THE COMPANY MAY BE PUT OR WHICH IT MAY INCUR BY REASON OF, OR IN CONNECTION WITH, THE EMPLOYEE'S CONDUCT OR ACTIVITIES INCLUDING, WITHOUT LIMITATION, ANY AND ALL VIOLATIONS OF ANY FEDERAL, STATE, OR LOCAL LAWS OR REGULATIONS, INCLUDING, BUT NOT LIMITED TO, THE EMPLOYEE'S NEGLIGENCE, RECKLESSNESS, GROSS NEGLIGENCE, OR INTENTIONAL WRONGFUL CONDUCT REGARDLESS OF ANY CAUSE OR FAULT OR NEGLIGENCE OF THE COMPANY, ITS SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES, SUCCESSORS, AND ASSIGNS OR OTHERWISE.

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12. The Employee agrees to promptly disclose to the Company any legal action or occurrence involving the Employee of any nature whatsoever.  The disclosure required by the Employee under this section shall be made to the Company no later than the next business day following the business day upon which the Employee first learns of such legal or disciplinary action or occurrence.

13. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.  YOU AGREE THAT THE SOLE AND EXCLUSIVE VENUE FOR DISPUTES SHALL BE STATE COURTS OF FANNIN COUNTY, TEXAS.

14. No term or portion of this Agreement, including exhibits attached hereto, shall prohibit, or limit the Employee's rights under the National Labor Relations Act to discuss terms and conditions of the employment as Section 7 allows, to file an unfair labor relations charge or complaint with any state, federal, or local administrative or governmental agency, or to engage in any agency conducted investigation.

15. This Agreement sets forth the entire understanding of the parties and supersedes all prior or contemporaneous agreements or understandings, whether written or oral, with respect to the subject matter hereof.  No terms, conditions, or warranties, other than those contained herein, and no amendments or modifications hereto, shall be binding unless made in writing and signed by the parties hereto.

16. This Agreement may not be assigned by the Employee.

17. The waiver by either party hereto of a breach of any term or provision of this Agreement shall not operate or be construed as a waiver of a subsequent breach of the same provision by any party or of the breach of any other term or provision of this Agreement.

18. The Employee has carefully read and considered all provisions of this Agreement and agrees that all the restrictions set forth are fair and reasonable and are reasonably required for the protection of the interests of the Company.

[Signature Page to Follow]

www.kelsotech.com	TSX: KLS

COMPANY: KELSO TECHNOLOGIES INC.

EXECUTED as of the date indicated on the first page of this Agreement.

By:	/s/ Frank Busch

Title:	Chief Executive Officer

Date:	June 26, 2025

EMPLOYEE:

By:	/s/ Amanda Smith

Date:	June 26, 2025

www.kelsotech.com	TSX: KLS

Exhibit A

Position Summary:  The Chief Operating Officer (COO) oversees the organization's ongoing operations and procedures.  As a key member of the senior management team, the COO reports directly to the CEO and establishes policies that promote company culture and vision through its operations.  The COO is responsible for the efficiency of the business, which includes maintaining control of diverse business operations and establishing and following a set of policies and processes.

By setting comprehensive goals for performance and growth, the COO leads employees and encourages maximum performance and dedication.  The COO role is a high visibility position, requiring strong communication skills to positively represent the organization.  The COO must maintain the highest level of integrity and lead by example in all areas.

Essential Duties and Responsibilities:

1. Operational Leadership & Optimization:

a. Oversee and manage the daily operations of the company, ensuring efficiency, productivity, quality, and cost-effectiveness across all departments.

b. Identify, analyze, and implement operational improvements, process enhancements, and best practices to streamline workflows and reduce operational costs.

c. Develop, implement, and monitor operational strategies and plans that align with the Company's vision and overall business objectives.

d. Ensure the effective utilization and management of organizational resources, including human capital, technology, and budgets.

2. Strategic Execution & Performance Management:

a. Translate strategic goals into actionable operational plans and ensure their successful execution by relevant teams.

b. Establish, monitor, and report on Key Performance Indicators (KPIs) and operational metrics to track progress, identify areas for improvement, and ensure targets are met.

c. Drive the achievement of key business objectives, including specific goals like revenue targets, customer satisfaction, delivery timelines, product quality and safety.

d. Manage relationships with partners/vendors.

3. Financial & Resource Stewardship:

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a. Collaborate with the CEO and CFO to develop and manage operational budgets, ensuring fiscal responsibility and prudent resource allocation.

b. Identify opportunities for cost optimization and efficiency gains within operational processes.

4. Team Leadership & Development:

a. Provide strong, inspiring leadership and guidance to departmental heads and their teams, fostering a culture of accountability, continuous improvement, and collaboration.

b. Mentor and develop internal talent, ensuring teams are well-equipped to meet current and future operational demands.

c. Promote a positive, engaged, and high-performance work environment.

5. Risk Management & Compliance:

a. Identify potential operational risks and develop mitigation strategies to ensure business continuity and minimize disruptions.

b. Ensure compliance with all relevant industry regulations, local bylaws, and company policies.

6. Reporting & Communication:

a. Provide regular, concise, and accurate operational reports and insights to the CEO and, if applicable, the Board of Directors.

b. Facilitate effective communication and collaboration across all levels and departments of the organization.

www.kelsotech.com	TSX: KLS

Exhibit B

Nondisclosure and Non-Competition Agreement

This Nondisclosure and Non-Competition Agreement (this "Agreement") is entered into as of the date set forth below (the "Effective Date") by and between Kelso Technologies (U.S.A.) Inc., a wholly owned subsidiary of Kelso Technologies Inc. ("Employer"), and the undersigned individual employed or to be employed by Employer ("Employee"). Employer and Employee are sometimes referred to herein collectively as the "Parties" and each as a "Party."

NOW, THEREFORE, as a condition of doing work for, providing services to, or receiving specialized training from Employer, and in exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Employee, the Parties hereby agree as follows:

Article I: Confidential Information

1.1. Access to Confidential Information. Employee understands and acknowledges that during the course of employment by Employer, he or she will have access to and learn about Confidential Information (as defined below) and other secret and proprietary information of Employer. Employee further understands and acknowledges that Employer maintains much of its Confidential Information on its secured network, and that this Confidential Information and Employer's ability to reserve it for the exclusive knowledge and use of Employer is of great competitive importance and commercial value to Employer, and that improper use or disclosure of the Confidential Information by Employee will cause irreparable harm to Employer, for which remedies at law will not be adequate and may also cause Employer to incur financial costs, loss of business advantages, liability under confidentiality agreements with third parties, civil damages, and criminal penalties.

1.2. Definition of Confidential Information.

(a) For purposes of this Agreement, "Confidential Information" shall mean and include any trade secret, confidential, proprietary, or non-public information and materials concerning Employer and/or its customers or clients ("Clients"), whether such information or materials are memorized, memorialized in any manner, in hard copy, electronic, or other form, or that qualifies as confidential, restricted, or for internal use only pursuant to guidelines or policies established by Employer; Employer's products, business strategies, know-how designs, formulas, processes, and methods; research; marketing; pricing; business relationships; software, software code and other technologies; forecasts; margins; confidential information of other employees; plans and proposals; Client information (including but not limited to lists of Clients, Client names, contact information, personal data or identifying numbers; financial data; historical information; preferences and strategies, as well as any compilations of same); information and materials developed by Employee in the course of his or her employment with Employer; and any other non-public, technical, non-technical, or business information, whether written or oral. Without limiting the generality of the foregoing definition, the term Confidential Information does not include information that: (1) has become known to the public generally through no fault of Employee; or (2) Employer regularly provides to third parties without restriction on use or disclosure.

(b) Employee understands that the foregoing definition of Confidential Information is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

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1.3. Restrictions on Disclosure and Use. With regard to all Confidential Information received by Employee, Employee hereby agrees and covenants that he or she:

a) Will treat all Confidential Information as strictly confidential;

b) Will not directly or indirectly disclose, publish, communicate, or make available any Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or in part, to any entity or person whatsoever not having a need and authority to know and use the Confidential Information in connection with the business of Employer and, in any event, not to anyone outside of the direct employ of Employer except as required in the performance of Employee's authorized employment duties to Employer or with Employer's prior written consent (and only within the limits and to the extent of such duties or consent); and

c) Will not access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of Employer, except as required in the performance of Employee's authorized employment duties to Employer or with Employer's prior written consent (and only within the limits and to the extent of such duties or consent).

1.4. Disclosure Required by Law. Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency; provided, that Employee provides written notice to Employer of the order or request prior to any disclosure of Confidential Information and the disclosure does not exceed the extent of disclosure required by such law, regulation, or order.

1.5. Duration of Confidentiality Obligations. Employee understands and acknowledges that his or her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon Employee's initial access to any Confidential Information, either before or after the commencement of Employee's employment or the Effective Date of this Agreement, and shall continue during and after termination his or her employment with Employer until such time as the Confidential Information is no longer deemed to be Confidential Information in accordance with the terms of this Agreement.

Article II: Proprietary Rights

2.1. Work Product. Employee acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by Employee individually or jointly with others during the period of his or her employment by Employer and relating in any way to the business or contemplated business, research or development of Employer (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, "Work Product"), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, the "Intellectual Property Rights"), shall be the sole and exclusive property of Employer.

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2.2. Work Made for Hire; Assignment. Employee acknowledges that, by reason of being employed by Employer at the relevant times, to the extent permitted by law, all of the Work Product consisting of copyrightable subject matter is "work made for hire" as defined in the Copyright Act of 1976 (17 U.S.C. § 101), and such copyrights are therefore owned by Employer. To the extent that the foregoing does not apply, Employee hereby irrevocably assigns to Employer, for no additional consideration, Employee's entire right, title and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim and recover for all past, present and future infringement, misappropriation or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit Employer's rights, title or interest in any Work Product or Intellectual Property Rights so as to be less in any respect than that Employer would have had in the absence of this Agreement.

2.3. Further Assurances; Power of Attorney. During and after his or her employment, Employee agrees to reasonably cooperate with Employer to (i) apply for, obtain, perfect and transfer to Employer the Work Product and Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (ii) maintain, protect and enforce the same, including, without limitation, executing and delivering to Employer any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by Employer. Employee hereby irrevocably grants Employer power of attorney to execute and deliver any such documents on Employee's behalf in his or her name and to do all other lawfully permitted acts to transfer the Work Product to Employer and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if Employee does not promptly cooperate with Employer's request (without limiting the rights Employer shall have in such circumstances by operation of law). This power of attorney is coupled with an interest and shall not be affected by Employee's subsequent termination or incapacity.

2.4. Moral Rights. To the extent any copyrights are assigned under this Agreement, Employee hereby irrevocably waives, to the extent permitted by applicable law, any and all claims Employee may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure and withdrawal, and any other rights that may be known as "moral rights" with respect to all Work Product and all Intellectual Property Rights therein.

2.5. No License. Employee understands that this Agreement does not, and shall not be construed to, grant Employee any license or right of any nature with respect to any Work Product or Intellectual Property Rights, or any Confidential Information, materials, software, or other tools made available to Employee by Employer.

Article III: Security

3.1. Security and Access. Employee agrees and covenants: (i) to comply with all of Employer's security policies and procedures as may be in force from time to time, including, without limitation, those regarding computer equipment, telephone systems, voicemail systems, facilities access, monitoring, key cards, access codes, internet, social media and instant messaging systems, computer systems, e-mail systems, computer networks, document storage systems, software, data security, encryption, firewalls, passwords, and any and all other Employer facilities, IT resources and communication technologies, as applicable (collectively, the "Facilities Information Technology and Access Resources"); (ii) not to access or use any Facilities and Information Technology Resources except as authorized by Employer; and (iii) not to access or use any Facilities and Information Technology Resources in any manner after the termination of Employee's employment by Employer, whether such termination is voluntary or involuntary. Employee agrees to notify Employer promptly in the event that Employee learns of any violation of the foregoing by others, or of any other misappropriation or unauthorized access, use, reproduction or reverse engineering of, or tampering with any Facilities and Information Technology Access Resources or other Employer property or materials by others.

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3.2. Exit Obligations. Upon the (i) voluntary or involuntary termination of Employee's employment or (ii) Employer's request at any time during Employee's employment, Employee shall: (a) provide or return to Employer any and all Employer property, including keys, key cards, access cards, identification cards, security devices, employer credit cards, network access devices, computers, cell phones, equipment, manuals, reports, files, books, compilations, Work Product, e-mail messages, recordings, tapes, thumb drives or other removable information storage devices, hard drives, and data, and all Employer documents and materials belonging to Employer and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or Work Product, that are in the possession or control of Employee, whether they were provided to Employee by Employer or any of its business associates or created by Employee in connection with his or her employment by Employer; and (b) delete or destroy all copies of any such documents and materials not returned to Employer that remain in Employee's possession or control, including those stored on any non-Employer devices, networks, storage locations and media in Employee's possession or control.

Article IV: Representations, Warranties, and Covenants

4.1. No Outstanding Restrictive Covenants. Employee hereby represents and warrants that, as of the Effective Date of this Agreement, Employee is not a party to any non-compete, non-solicitation, or other restrictive covenant or related contractual limitation that would interfere or hinder with Employee's ability to undertake the obligations and expectations of employment with Employer. Employee further represents and warrants that Employee will not knowingly use any trade secret, confidential information, or other intellectual property rights of any former employer or other third party in the performance of Employee's duties on behalf of Employer. Employee agrees that he or she will immediately notify Employer in writing if Employee learns of any such impediment or intellectual property right of any third party that may be affected by Employee's employment by Employer, and agrees to indemnify and hold Employer harmless from and against any and all suits, claims, and disputes arising out of Employee's breach of this Section 4.1.

4.2. Publicity. Employee hereby consents to any and all uses and displays, by Employer and its agents, of the Employee's name, voice, likeness, image, appearance and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs and advertising, other advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes and all other printed and electronic forms and media throughout the world, at any time during or after the period of Employee's employment by Employer, for all legitimate business purposes of Employer (collectively, the "Permitted Uses"). Employee hereby forever releases Employer and its directors, officers, employees and agents from any and all claims, actions, damages, losses, costs, expenses and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of Employee's employment by Employer, in connection with any Permitted Use.

4.3. Non-Disparagement. Employee agrees and covenants that he or she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning Employer or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties. This Section 4.3 does not, in any way, restrict or impede Employee from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. Employee shall promptly provide written notice of any such order to an authorized officer of Employer within twenty-four (24) hours of receiving such order, but in any event sufficiently in advance of making any disclosure to permit Employer to contest the order or seek confidentiality protections, as determined in Employer's sole discretion.

www.kelsotech.com	TSX: KLS

4.4. Social Media. In addition to, and without limiting the applicability of, any social media policy maintained by Employer, Employee hereby agrees to exercise common sense standards of decency, integrity, and professionalism in Employee's creation, use or maintenance of any web profiles or pages on networking websites during Employee's employment by Employer. Employee may not use Employer's name and logos, or post any company or customer information unless specifically approved in writing by Employer, and must comply with all provisions of this Agreement (including those related to confidentiality and non-disparagement) in disseminating any information through social media.

4.5. Non-Competition. Employee acknowledges that the services he or she is to render to Employer are of a special and unusual character with a unique value to Employer, the loss of which cannot adequately be compensated by monetary damages in an action or proceeding at law. Therefore, in order to protect the trade secrets of Employer, Employer's Confidential Information, and Employer's business goodwill and competitive position, and in exchange for Employer providing Employee the consideration set forth herein, including the Confidential Information shared with Employee prior to and as a result of signing this Agreement, Employee agrees that during Employee's employment with Employer and for a period of two (2) years following the termination of Employee's employment with Employer for any reason, Employee shall not, either directly or indirectly, engage in Competition (as defined below) with Employer within the Geographic Region (as defined below).

a. Employer's Business and Competition. Employer operates a highly competitive business which includes the design, engineering and sales of patented railway technologies (collectively referred to herein as the "Business"). The terms "Competition" or "Compete," as used herein, mean engaging in the same or any substantially similar Business as Employer in any manner whatsoever (other than as a passive investor), including, without limitation, as a proprietor, partner, shareholder, director, officer, employee, consultant, independent contractor, or otherwise, and further includes rendering advice or services to, or otherwise assisting, any other person or entity in engaging in such Business.

b. Geographic Region. The term "Geographic Region," as used in this Section 4.5, shall mean and include the United States and any foreign country in which Employer has conducted its Business and/or sold or marketed its products or services.

c. No Preparation for Competition. During the term of Employee's employment with Employer, Employee agrees not to undertake any preparations for competitive activities prohibited by this Agreement.

d. No Violation of Law. Notwithstanding any other provision of this Agreement, the Parties acknowledge that nothing in this Section 4.5 restricts or impedes Employee in any way from exercising protected rights to the extent that such rights cannot be waived by agreement, or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. Employee agrees to promptly provide written notice of any such order to Employer within twenty-four (24) hours of Employee's notification or knowledge thereof.

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4.6. Agreement Not to Solicit Employer's Customers. In order to protect the trade secrets of Employer, Employer's Confidential Information, and Employer's business goodwill and competitive position, and in exchange for Employer providing Employee the consideration set forth herein, Employee agrees that during Employee's employment by Employer and for a period of two (2) years following the termination of Employee's employment with Employer for any reason, Employee shall not, either directly or indirectly, call on, service, solicit, or accept Competing business from Employer's customers or prospective customers whom or which Employee or Employer, within the previous two (2) years, had or made contact with, in any form whatsoever, regarding Employer's Business. Employee further agrees that he or she shall not assist any other person or entity in such a solicitation.

4.7. Agreement Not to Recruit Other Employees.  In order to protect the trade secrets of Employer, Employer's Confidential Information, and Employer's business goodwill and competitive position, and in exchange for Employer providing Employee the consideration set forth herein, Employee agrees that during Employee's employment by Employer and for a period of two (2) years following the termination of Employee's employment with Employer for any reason, Employee shall not, either directly or indirectly, call on, recruit, solicit, or induce any employee, contractor, or officer of Employer, with whom Employee had contact within the previous two (2) years in the course of his or her employment, to terminate such other employee, contractor, or officer's relationship with Employer, and will not assist any other person or entity in such a solicitation. Employee further agrees that he or she will not discuss, by any means whatsoever, with any such employee, contractor, or officer of Employer the termination of Employee's relationship with Employer, during the time period set forth above.

4.8. Acknowledgement. Employee acknowledges and agrees that the services to be rendered by Employee to Employer are of a special and unique character; that Employee will obtain knowledge and skill relevant to Employer's industry, methods of doing business and marketing strategies by virtue of Employee's employment; and that the terms and conditions of this Agreement, including the restrictive covenants set forth in this Article IV, are reasonable under these circumstances. Employee further acknowledges that the amount of compensation to be paid to Employee by Employer reflects, in part, Employee's obligations and Employer's rights under this Agreement; that Employee has no expectation of any additional compensation, royalties or other payment of any kind not otherwise referenced herein in connection herewith; that Employee will not be subject to undue hardship by reason of his or her full compliance with the terms and conditions of this Agreement or Employer's enforcement thereof; and that this Agreement is not a contract of employment and shall not be construed as a commitment by either of the Parties to continue an employment relationship for any certain period of time. Nothing in this Agreement shall be construed to in any way terminate, supersede, undermine or otherwise modify the at-will status of the employment relationship between Employer and Employee, pursuant to which either Employer or Employee may terminate the employment relationship at any time, with or without cause, with or without notice.

4.9. Tolling. Should Employee violate any of the terms of the restrictive covenant obligations set forth in this Article IV or elsewhere in this Agreement, the obligation at issue will run from the first date on which Employee ceases to be in violation of such obligation.

4.10. Attorney's Fees. Should Employee breach any of the terms of the restrictive covenant obligations set forth in this Article IV or elsewhere in this Agreement, to the extent authorized by Texas law, Employee will be responsible for payment of all reasonable attorney's fees and costs that Employer incurs in the course of enforcing the terms of this Agreement, including demonstrating the existence of a breach and any other contract enforcement efforts.

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4.11. Notification of Future Employers. In the event Employee seeks and obtains employment from any subsequent employer within two (2) years after termination of Employee's employment with Employer, for any reason, Employee agrees to deliver a copy of this Agreement to his or her subsequent employer in order to ensure that the subsequent employer is fully aware of Employee's continuing obligation to Employer hereunder. Employee further authorizes Employer to notify Employer's customers, future employers of Employee, and other parties, in Employer's discretion, of the terms of this Agreement and Employee's obligations pursuant hereto. Employer's notification of customers, employers, or others of the terms of this Agreement shall not give rise to any claim in tort or contract by Employee against Employer.

Article V: Miscellaneous

5.1. Remedies. In the event of any breach or threatened breach by Employee of any of the provisions of this Agreement, Employee hereby agrees and acknowledges that Employer will suffer immediate and irreparable injury, for which monetary damages will not be an adequate remedy. Employee further acknowledges and agrees that Employer shall be entitled to immediate injunctive relief, including a temporary restraining order, a temporary injunction, and a permanent injunction or other equitable relief, against such breach or threatened breach, from any court of competent jurisdiction, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy. Employee further agrees and acknowledges that the aforementioned equitable relief shall be in addition to, not in lieu of, and without prejudice to any legal remedies, monetary damages, or other forms of relief Employer may seek.

5.2. Early Resolution Conference. Notwithstanding anything to the contrary in Section 5.1 above, the Parties acknowledge that they are entering into this Agreement with the express understanding that the terms hereof are clear and fully enforceable as written. In the event Employee contends the enforceability or applicability of any term or covenant set forth in this Agreement, Employee hereby agrees that he or she shall, prior to initiating any proceedings in a court of competent jurisdiction or otherwise, notify Employer in writing of Employee's intention to dispute a provision of this Agreement. Employer and Employee agree to meet in an attempt to resolve the purported dispute (a "Resolution Conference") within fourteen (14) days of Employer's receipt of the foregoing notice from Employee. Employee shall be entitled to initiate a proceeding in the event that the Resolution Conference fails to result in a resolution between Employee and Employer. However, if Employee initiates a proceeding related to this Agreement prior to meeting with Employer in accordance with this Section 5.2, Employee hereby acknowledges that the failure to participate in a Resolution Conference constitutes a material breach of this Agreement, and Employee agrees that Employer shall be entitled to a liquidated damage payment from Employee in the amount of Ten Thousand and No/100 Dollars ($10,000.00) (the "Liquidated Damage Payment"). Both Parties acknowledge and agree that the purpose of the Liquidated Damage Payment is solely to compensate Employer for Employee's breach of this Section 5.2, and is not intended as a penalty in any form against Employee.

5.3. Successors and Assigns. Employee may not assign this Agreement or any part hereof, and any purported assignment by Employee shall be null and void and of no legal effect. Notwithstanding the foregoing, Employer may assign this Agreement or any part hereof to any subsidiary or corporate affiliate, or to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Employer. This Agreement shall inure to the benefit of Employer and its permitted successors and assigns.

5.4. Governing Law; Venue. This Agreement shall be exclusively governed by and construed under the laws of the State of Texas, without application of its conflicts or choice of law rules. Any action or proceeding by either Party to enforce any provision of this Agreement shall be brought only in any state or federal court located in Dallas County, Texas. The Parties hereby irrevocably submit to the jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

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5.5. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between Employer and Employee pertaining to the subject matter hereof, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter; provided, however, that any and all employment or contractor agreements between Employer and Employee shall remain in full force and effect.

5.6. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Employee and by a duly authorized officer of Employer (other than Employee). No waiver by either Party of any breach by the other Party hereto of any condition or provision of this Agreement to be performed by the other Party shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either Party in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

5.7. Severability. If any provision of this Agreement shall be conclusively determined by a court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby but shall remain in full force and effect. The Parties agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Parties as embodied herein, to the maximum extent permitted by law.

5.8. Notices. Any notices to be given by any Party hereunder shall be in writing and shall be given personally or sent by electronic mail; certified mail, return receipt requested; facsimile transmission; overnight delivery; or first class mail, addressed to the Party at the address and, if applicable, to the attention of the authorized representative listed in the signature page hereto. Any Party may change the address to which notices are to be sent by giving notice to the other in the manner provided above. Notices shall be deemed given upon receipt, upon facsimile transmittal, the day after being sent via reputable overnight courier or three (3) days after the mailing, whichever is earlier.

5.9. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

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[Signature Page to Follow]

Employee acknowledges that he or she has carefully read and considered all provisions of this Agreement and acknowledges that this is an important legal document that sets forth restrictions on Employee's conduct as a condition of his or her employment or other business relationship with Employee.

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the last date written below.

Employee:

/s/ Amanda Smith

By: Amanda Smith

Date: June 26, 2025

Employer:

Kelso Technologies (U.S.A.) Inc.

/s/ Frank Busch

By: Frank Busch

Title: President & CEO

Date: June 26, 2025

www.kelsotech.com	TSX: KLS